EXHIBIT 99.1

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

MILL CITY GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Background

This discussion and analysis of financial position and results of operations is prepared as at June 24, 2011. The Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim financial statements of Mill City Gold Corp. (the “Company”) for the three months ended March 31, 2011 and related notes thereof which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information included in this MD&A has not been restated. Except as otherwise disclosed, all dollar figures included therein and the following MD&A are quoted in Canadian dollars.  Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Company Overview

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Canada with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.  In 2010, the Company closed its US subsidiary and all operations are currently located in Canada; the Company is currently focusing on its northern Ontario and Yukon properties. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia, Alberta and Quebec and trades on the TSX Venture Exchange (“TSX-V”) under the symbol “MC”. With the filing of Form 20-F in the United States in 2011, the Company’s shares may also be traded in the U.S.

Forward Looking Statements

All statements made in this MD&A, other than statements of historical fact, are forward looking statements. The Company’s actual results may differ significantly from those anticipated in the forward looking statements and readers are cautioned not to place undue reliance on these forward looking statements. Except as required by securities regulations, the Company undertakes no obligation to publicly release the results of any revisions to forward looking statements that may be made to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events.

Forward looking statements include, but are not limited to, statements with respect to the future price of gold, nickel, copper or other minerals of interest, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, nickel, copper or other minerals of interest; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements.

Exploration Projects

Northern Ontario

i) Northern Star Eagle and Southern Star Eagle.

In December 2007, the Company entered into an option agreement to acquire a 50% interest in 64 staked mineral claims in the James Bay Lowlands region of northern Ontario, Canada.

Under the terms of the agreement, the Company paid $300,000 and issued 250,000 common shares (recorded at their fair value of $43,750).  The Company was also required to a) incur not less than $500,000 in exploration expenditures on the Property in the first year of the agreement (commitment satisfied), b) issue 250,000 common shares on the first anniversary (issued and recorded at their fair value of $7,500), c) incur not less than an additional $500,000 (an aggregate of $1,000,000 including the amount spent in a) in exploration expenditures before the second anniversary, and d) incur not less than an additional $1,500,000 (an aggregate of $2,500,000 including the amount spent in c) in exploration expenditures before the third anniversary.  During 2009, the Company extended the time to complete these exploration commitments by one year by issuing an additional 250,000 common shares (recorded at their fair value of $12,500).

During 2010, the Company cancelled the option agreement and wrote off acquisition and exploration costs of $1,065,580.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

ii) GP2.

In September 2008, the Company entered into an agreement to acquire an option to earn a 50% interest in 17 mineral claims located in the James Bay Lowlands region of northern Ontario, Canada.

The Company issued 750,000 common shares upon entering into the agreement. The common shares were accounted for at their estimated fair value of $120,000.

The Company will also be required to:
a)	issue 250,000 common shares on the first year anniversary of the agreement. The common shares were issued in 2009 and were accounted for at their estimated fair value of $25,000,
b)	incur not less than $500,000 in exploration expenditures on the property by September 2, 2009 (commitment satisfied in 2008),
c)	incur not less than an additional $1,500,000 (an aggregate of $2,000,000 including the amount spent in a) of exploration expenditures by September 2, 2011, and
d)	incur not less than an additional $3,000,000 (an aggregate of $5,000,000 including the amount spent in c) of exploration expenditures by September 2, 2012.

The Company may accelerate these obligations at any time, or it may defer any of the exploration commitments by one year by issuing an additional 250,000 common shares to the optionors. In July 2010, the Company extended by one year the time for completion of work commitments required on the GP2 Property of $1,500,000 to September 2, 2011 and an additional $3,000,000 by September 2, 2012. In consideration for the extension, the Company issued 250,000 common shares to the optionors.  The common shares were accounted for at their estimated fair value of $12,500.

Once the Company satisfies all of its obligations, the Company may exercise its option to acquire a 50% interest in the property. The optionors shall then each have 60 days to elect to either i) continue to participate in the joint venture on the property, or ii) to relinquish its interest in the joint venture in exchange for a 7.5% carried and non-assessable interest in the property to the date of commencement of commercial production; in this latter case, the remaining partners shall be responsible for 100% of further exploration and development expenditures.

The GP2 property was part of a larger land package that was subject to VTEM helicopter-borne geophysical surveying in early 2008. The survey identified numerous anomalies from which priority targets were selected for drill testing and the Company drilled 8 holes covering 1,280 metres during September 2008. The majority of the targets are considered to have potential to host nickel-copper-PGE or copper-zinc mineralization. The Company has incurred minimal exploration expenditures on the property over the past 21 months due to limited cash resources and uncertain prices for the minerals.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

iii) Croxall

In October 2010, the Company entered into an option and joint venture agreement allowing the Company to earn a 75% interest in the Croxall property. This is a 2,400 acre property located in the area known as the West Timmins Gold District where another company has placed the first gold mine into production on the Timmins Mine Project, 6 kilometres northwest of Croxall.

Under the agreement, the Company shall commit to spend $250,000 on Croxall by the first anniversary of the agreement, being September 21, 2011, and has issued 250,000 common shares (recorded at their fair value of $32,500). In order to earn a 75% interest in the property, the Company must spend a total of $750,000 prior to the fourth anniversary of the agreement and must pay all cash payments that remain to be paid on the property until the formation of the joint venture. The Company may defer its exploration commitments by one year by issuing 125,000 common shares to the optionor. If the interest of the other party under the joint venture drops below 10% its interest shall be forfeited.

The Company spent $199,530 in early 2011 to conduct diamond drilling on the property, consisting of three holes; no significant assays were returned.

Yukon Territories

i) Rosebud 12

During 2010, the Company entered into an option agreement, as amended, in respect of the Rosebud 12 Property (“Rosebud 12”) located in the Yukon Territories; the property is comprised of 48 claims covering approximately 1,000 hectares.  To earn a 70% interest in Rosebud 12, the Company paid $75,000 and issued 200,000 common shares (recorded at their fair value of $36,000) and must make future payments, issue common shares and incur exploration expenditures as follows:

	Payments	Common Shares	Exploration expenditures

November 8, 2011	$75,000	300,000	$200,000
November 8, 2012	100,000	400,000	-
November 8, 2013	200,000	400,000	-
November 8, 2014	400,000	500,000	-
November 8, 2015	600,000	1,000,000	-
	$1,375,000	2,600,000	$200,000

The Company must also deliver a final feasibility study no later than the eighth anniversary of the option agreement.

At the Company’s sole discretion, it may settle any of the remaining annual cash payments by issuing common shares.  The number of common shares issuable would be based on the higher of 1) the average closing price of the Company’s common shares over the 20 trading days preceding the anniversary date, less the maximum discount from the average that may be permitted by the TSX Venture Exchange and 2) $ 0.125 per share.  Any common shares issued under the option agreement will be accounted for at their estimated fair value at the time of issuance.

Rosebud 12 is subject to a 3% net smelter return royalty, of which the Company may purchase 1% for $ 1,500,000.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

The optionor may terminate the Company’s option for failure to make any of the required payments, shares issuances and exploration expenditures, or for failure to deliver the final feasibility study.  In that event, the Company would lose its interest in the option agreement.  The Company has no right to recover any amounts paid or common shares issued under the option agreement.

ii) Mount Hinton

In April 2011, the Company entered into an option agreement to acquire a 100% interest in the Mount Hinton property located in the Yukon Territories; the property consists of two claim blocks that total 400 mineral claims and covers 82 square kilometres.

Under the terms of the agreement, the Company paid $200,000 and issued 16,671,332 common shares (equal to 19.9% of the issued Company shares) and can exercise the option by making staged payments totalling $4.96 million by December 31, 2014, half of which can be paid by the issuance of Company shares.

The optionor has retained a 2% net smelter return royalty in any commercial production from the property. During the exercise period, the optionor may also maintain its 19.9% shareholding by participating in Company financings.

iii) Tombstone Gold Belt

In April 2011, the Company entered into an option agreement to acquire a 100% interest in six properties located in the Tombstone Gold Belt of the Yukon Territories; the properties comprise a total of 208 mineral claims.

Under the terms of the agreement, the Company can exercise the option by a) paying an aggregate of $1 million on or before March 31, 2013, and b) issuing 5 million Company shares by March 31, 2013. The Company may elect to reduce the cash payments by up to one-half by issuing additional shares at a value that is equal to the reduced cash payments.

The optionor has retained a 2% net smelter return royalty in any commercial production from the property.

Northwest Territories

Yamba Lake

The Company holds a 44.5% interest in mineral claims and mineral licenses covering approximately 15,323 acres in the Northwest Territories.  The mineral claims and licenses expire over various periods up to May 2023, and are not being renewed.

At the end of 2008, the Company recorded an impairment charge at Yamba Lake to bring its interests to $100. During 2009, the Company paid license fees of $13,998 and recorded an impairment charge of the remaining Yamba Lake balance of $14,098. During 2010, the Company paid license fees of $7,864 and recorded it as an impairment of unproven mineral interests.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Impairment of long-lived assets

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. At each reporting date, an assessment is made to determine whether there are any indications of impairment. If any indication of impairment exists, an estimate of the non-current asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less direct costs to sell and the asset’s value in use. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to profit and loss so as to reduce the carrying amount of the non-current asset to its recoverable amount.

During 2009, the Company wrote off its interests in Yamba Lake, Northwest Territories and its interests in Nevada, USA, and in 2010, the Company wrote off its interests in Northern Star Eagle and Southern Star Eagle properties.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs.

Selected Financial Data

The Company is a junior mineral exploration company with mineral interests in Northern Ontario, the Northwest Territories and the Yukon Territories. The Company has had no revenues to date from its exploration activities.

The following selected financial information is derived from the unaudited interim financial statements of the Company. The financial statements prior to 2010 were prepared in accordance with Canadian GAAP; as of January 1, 2011, the financial statements have been prepared in accordance with IFRS.

	2011	2010				2009
	IFRS	Prepared under IFRS				Prepared under Cdn. GAAP
	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30
	$	$	$	$	$	$	$	$
Net Loss:	(200,201)	(1,409,833)	(99,567)	(89,109)	(102,093)	(141,696)	(143,153)	(206,707)
Basic and diluted income per share	(0.01)	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)
Working capital	1,289,015	1,601,794	533,331	609,022	690,786	773,802	860,439	971,287
Total assets	2,354,831	2,476,350	2,309,207	2,361,309	2,452,678	2,644,740	2,692,485	2,798,035
Total long-term liabilities	-	-	-	-	-	-	-	-

(1)	As the Company’s IFRS transition date was January 1, 2010, comparative information for 2009 has not been restated and is presented in accordance with Canadian GAAP.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Analysis of the three months ended Mar. 31/11 versus the three months ended Mar. 31/10

In preparing the interim financial statements for the three months ended March 31, 2011, management has amended certain accounting and valuation methods previously applied in the Canadian GAAP financial statements to comply with IFRS.

In the three months ended March 31, 2011, the Company incurred expenses of $432,389 compared with expenses of $103,405 in the same period of 2010.  The $328,984 increase was primarily due to increases in stock-based compensation of $285,575 resulting from the grant of 3,300,000 stock options, professional fees of $27,234 largely associated with the Company’s Form 20-F application in the US, and $10,090 for investor relations services.  During the current quarter, the Company renounced exploration expenditures in favour of investors who purchased flow-through shares in 2010; this resulted in a deferred income tax recovery of $227,500. The Company also earned interest income of $4,688 to decrease the net loss in the quarter ended March 31, 2011 to $200,201 or $0.00 per share. During the 1st quarter of 2010, the Company earned interest income of $1,312 to reduce the net loss to $102,093 or $0.00 per share.

Financial Condition / Capital Resources

As at March 31, 2011, the Company had working capital of $1,289,015, including $1,258,255 in GIC’s maturing in less than one year and other cash balances of $22,812.

The Company had options to earn a 50% interest in the Northern Star Eagle and the Southern Star Eagle properties and the GP2 property, both located in the James Bay Lowlands region of northern Ontario, Canada. The Company has incurred cumulative exploration expenditures of $1,206,957 to December 31, 2010 on the properties and was required to incur exploration expenditures totalling $7,500,000 over a three year period. In December 2009, the Company extended the time to complete the exploration commitments on the Northern Star Eagle and the Southern Star Eagle properties by one year by issuing 250,000 common shares (recorded at their fair value of $12,500), and in July 2010, the Company extended the time to complete the exploration commitments on the GP2 property by one year by issuing 250,000 common shares (recorded at their fair value of $12,500). In October 2010, the Company terminated its agreement on the Northern Star Eagle and the Southern Star Eagle properties.

In October 2010, the Company entered into an option and joint venture agreement allowing the Company to earn not less than a 75% interest in the Croxall property, a 2,400 acre property located in the area known as the West Timmins Gold District, and has issued 250,000 common shares (recorded at their fair value of $32,500) pursuant to the terms of the agreement.

In December 2010, the Company entered into an option agreement, as amended, in respect of the Rosebud 12 Property located in the Yukon Territories.  To earn a 70% interest in Rosebud 12, the Company paid $75,000 and issued 200,000 common shares (recorded at their fair value of $36,000) and must make future payments of $1,375,000, issue 2,600,000 common shares and incur exploration expenditures of $200,000 by November 8, 2011.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

In April 2011, the Company entered into an option agreement to acquire a 100% interest in the Mount Hinton property located in the Yukon Territories; the property consists of two claim blocks that total 400 mineral claims and covers 82 square kilometres. Under the terms of the agreement, the Company paid $200,000 and issued 16,671,332 common shares (equal to 19.9% of the issued Company shares) and can exercise the option by making staged payments totalling $4.96 million by December 31, 2014, half of which can be paid by the issuance of Company shares. The optionor has retained a 2% net smelter return royalty in any commercial production from the property. During the exercise period, the optionor may also maintain its 19.9% shareholding by participating in Company financings.

In April 2011, the Company entered into an option agreement to acquire a 100% interest in six properties located in the Tombstone Gold Belt of the Yukon Territories; the properties comprise a total of 208 mineral claims. Under the terms of the agreement, the Company can exercise the option by a) paying an aggregate of $1 million on or before March 31, 2013, and b) issuing 5 million Company shares by March 31, 2013. The Company may elect to reduce the cash payments by up to one-half by issuing additional shares at a value that is equal to the reduced cash payments. The optionor has retained a 2% net smelter return royalty in any commercial production from the property.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than the obligations related to the Company’s mineral option agreements disclosed above.

Transactions with Related Parties

During the three months ended March 31, 2011, the Company paid management fees of $29,700, secretarial and administrative service fees of $ 15,000 and rent of $ 7,500 to directors.

Outstanding Share Data

The Company’s authorized share capital is an unlimited number of common voting shares of no par value; as at March 31, 2011, there were 67,104,207 common shares issued and outstanding. In 2010, 250,000 common shares were issued to extend the exploration commitments on the GP2 property by one year.

In October 2010, the Company completed a financing of 9,100,000 flow-through common shares (the “FT Shares”) at $0.10 per FT share and 5,900,000 units (the “Units”) at $0.10 per Unit for gross proceeds of $1,500,000. Each Unit consists of one common share and one-half warrant; each whole warrant may be exercised at a price of $0.15 until October 20, 2012. The Company paid commissions of $89,400 plus expenses of $30,030 and issued 1,490,000 broker warrants, each warrant exercisable to acquire one Unit at a price of $0.10 per Unit until October 20, 2012.

In October 2010, the Company also issued 250,000 common shares to acquire a 75% interest in the Croxall property in Northern Ontario, and in December 2010, the Company issued 200,000 common shares as the initial payment to acquire a 70% interest in the Rosebud 12 property in the Yukon Territories.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

As at March 31, 2011, there were 12,490,000 stock options outstanding of which 7,952,500 are exercisable, with exercise prices ranging from $0.10 to $ 0.25 per share and expiry dates up to February 2016. There were 8,574,999 share purchase warrants outstanding, exercisable at prices ranging from $0.15 to $0.40 and expiry dates up to October 2012; in addition, there were 1,490,000 broker warrants exercisable at $0.10 up to expiry in October 2012.

Risk Factors

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgements regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral resource estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company on reasonable terms or at all.

Environment

Environmental legislation affects nearly all aspects of the Company’s operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company.

Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company’s operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly strident environmental regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Legal proceedings

The nature of the Company’s business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The result of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Credit risk

Credit risk arises due to the potential for one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and amounts receivable.  The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts.  The Company holds its cash with financial institutions that are believed to be creditworthy.

Liquidity risk

Liquidity risk arises when adequate funds cannot be raised to settle liabilities and commitments when they become payable.  The Company manages its liquidity by maintaining adequate cash to meet anticipated cash needs.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Foreign currency risk

The Company is subject to foreign exchange rate risk as the Company enters into transactions and has assets and liabilities denominated in a currency other than the Company’s functional currency, which is the Canadian dollar.

Investor Relations Activities

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities.  The Company updates its website (www.millcitygold.com) on a continuous basis.

BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has prepared its first unaudited condensed interim financial statements for part of the period covered by the Company’s first IFRS annual consolidated financial statements. IFRS presents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). The Company’s unaudited condensed interim financial statements as at and for the three months ended March 31, 2011 have been prepared in accordance with IAS 34 – Interim Financial Reporting and on the basis of IFRS standards and interpretations expected to be effective or available for early adoption as at the Company’s first IFRS annual reporting date, December 31, 2011, with significant accounting policies as described in note 2 of the Company’s unaudited condensed interim financial statements as at and for the three months ended March 31, 2011.

Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions are continuously assessed by management. The estimates and assumptions are based on historical experience and other factors, including realistic assessment of future developments. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next fiscal year are discussed below:
-	The recoverability of amounts capitalized to unproven mineral interests;
-	The realizable value of deferred income tax assets; and
-	The assumptions used in determining the fair values of non-cash share-based compensation

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

New standards and interpretations not yet adopted

The following new standard and amendment to a standard have been issued but are not effective by the financial year beginning on January 1, 2011 and have not been early adopted:

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In October 2010, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 is the first step in the process to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and liabilities. The adoption of this standard will not have a significant impact on the amounts and disclosures relation to financial assets and liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013.

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In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation – Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

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In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Transition to IFRS

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRICs or the former SICs.

The IASB continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS annual financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in preparation of the Company’s unaudited condensed interim financial statements as and for the three months ended March 31, 2011. As of the date of this document, the Company does not expect any of the IFRS standard developments to have a significant impact on its 2011 consolidated financial statements. The Company’s unaudited condensed interim financial statements as and for the three months ended March 31, 2011 have been prepared in accordance with existing IFRS standards with restatements of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of earnings and comprehensive income for the three months ended March 31, 2010 as previously reported and prepared in accordance with Canadian GAAP.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

TRANSITION TO IFRS

RECONCILIATION OF ASSETS, LIABILITIES AND EQUITY

		As at January 1, 2010						As at March 31, 2010				As at December 31, 2010
	Note	Canadian GAAP		Effect of Transition To IFRS		IFRS		Canadian GAAP		Effect of Transition To IFRS	IFRS	Canadian GAAP	Effect of Transition To IFRS	IFRS
ASSETS		$		$		$		$		$	$	$	$	$
Current assets
Cash			779,711				779,711		711,507		711,507	1,636,845			1,636,845
Amounts receivable			25,507				25,507		2,545		2,545	12,847			12,847
Prepaid expenses			100				100		-		-	-			-
Total current assets			805,318				805,318		714,052		714,052	1,649,692			1,649,692
Non-current assets
Equipment			11,462				11,462		10,666		10,666	8,278			8,278
Unproven mineral interests			1,727,960				1,727,960		1,727,960		1,727,960	818,380			818,380
Goodwill	a)		100,000		(100,000)		-		100,000	(100,000)	-	100,000	(100,000)		100,000
TOTAL ASSETS			2,644,740				2,544,740		2,552,678		2,452,678	2,576,350			2,476,350
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities			31,516				31,516		23,266		23,266	47,898			47,898
SHAREHOLDERS’ EQUITY
Common shares			6,113,547				6,113,547		6,113,547		6,113,547	7,379,080			7,379,080
Share-based payment reserve	b)		2,029,988		(1,451,841)		578,147		2,053,833	(1,457,405))	596,428	2,337,991	(1,409,547)		928,444
Deficit			(5,530,311)		1,351,841		(4,178,470)		(5,637,968)	1,357,405	(4,280,563)	(7,188,619)	1,309,547		(5,879,072)
TOTAL SHAREHOLDERS’ EQUITY			2,613,224				2,513,224		2,529,412		2,429,412	2,528,452			2,428,452

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			2,644,740				2,544,740		2,552,678		2,452,678	2,576,350			2,476,350

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

TRANSITION TO IFRS

RECONCILIATION OF COMPREHENSIVE LOSS

		Three months ended March 31, 2010						Year ended December 31, 2010
	Note	Canadian GAAP		Effect of Transition To IFRS		IFRS		Canadian GAAP		Effect of Transition To IFRS		IFRS
		$		$		$		$		$		$
Share-based compensation	b)		23,845		(5,564)		18,281		169,245		42,295		211,540
Professional fees			5,066				5,066		96,908				96,908
Management fees			31,560				31,560		126,026				126,026
Secretarial and admin. services			13,500				13,500
Travel and meals			13,041				13,041		47,474				47,474
Public company fees			10,288				10,288		35,817				35,817
Investor relations			100				100		10,210				10,210
Rent			6,000				6,000		24,000				24,000
Office expenses			2,653				2,653		78,348				78,348
Telephone and fax			2,120				2,120
Depreciation			796				796		3,184				3,184
Impairment of unproven mineral interests			-				-		1,073,444				1,073,444
Loss from operations			(108,969)				(103,405)		(1,664,656)				(1,706,951)
Exchange loss			-				-		(2,736)				(2,736)
Interest income			1,312				1,312		9,084				9,084
Loss and Comprehensive loss			$(107,657)		$(5,564)		$(102,093)		$(1,658,308)		$42,295		$(1,700,603)

Changes in accounting policies

a)
The goodwill originated from the acquisition of control of Mill City International Corporation, which was a Capital Pool Company at the time of the transaction, by 977887 Alberta Inc. on October 31, 2002. The companies were amalgamated during the year ended December 31, 2004 and the resulting entity changed its name to Mill City Gold Corp. The acquisition of control was originally accounted for as a business combination under Canadian GAAP which resulted in the recognition of goodwill of $100,000. This transaction would not have been accounted for as a business combination under IFRS 3 – Business Combinations as the assets acquired and liabilities assumed did not constitute a business.  The excess of the purchase price on the net assets acquired would have been recorded directly through profit and loss.

b)	Share-based compensation.

IFRS 2 is effective for the Company as of January 1, 2010 and is applicable to share options and other share-based payments that are not vested at that date. The Transition rules in IFRS 1 and IFRS 2 as applied by the Company result in the following:

•	Share options and other share-based payments prior to November 7, 2002 are not taken into account under IFRS 2;
•	Share options and other share-based payments subsequent to November 7, 2002 are only taken into account if they have not vested as at January 1, 2010;
•
No share-based payment expense is recognized for the share options and other share-based payments subsequent to November 2, 2002 that have vested before January 1, 2010.  The cost that was previously recognized under Canadian GAAP for those transactions has been transferred to deficit.

•	From January 1, 2010, all share options and other share-based payments will be expensed in accordance with the policy stated in Note 2.

MILL CITY GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

Recognition of expense

Canadian GAAP – For share option awards and other share-based payments with graded vesting, the total fair value of the award is recognized on a straight-line basis over the period necessary to vest the award.

IFRS – Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As the Company’s share option awards vest over seven quarters, this change in policy results in an acceleration of the recognition of the total fair value of the award.

Forfeitures
Canadian GAAP – Forfeitures of share option awards are recognized as they occur

IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. The forfeiture rate was estimated at 0% for the following transactions as management’s review had indicated that there were an insignificant number of share options or other share-based payments forfeited since its incorporation:
•	Share options and other share-based payments subsequent to November 7, 2002 that had not vested as at January 1, 2010; and
•	Share options and other share-based payments granted during the year ended December 31, 2010.

Expired unexercised share options

On transition to IFRS, the Company has elected to change its policy for the treatment of amounts recorded in share-based reserve which relate to vested share options which expire unexercised.  Under IFRS, amounts recorded for expired unexercised vested share options will be transferred to deficit on the date of expiry.  Previously the Company's Canadian GAAP policy was to leave such amounts in contributed surplus.